Easterly Acquisition Corp.

138 Conant Street
Beverly, MA 01915

July 27, 2015

VIA EMAIL & EDGAR

Russell Mancuso, Esq.

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Easterly Acquisition Corp. (the “Company”) Registration

Statement on Form S-1 (Registration No. 333-203975)

Dear Mr. Mancuso:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-203975) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Washington D.C. time on July 29, 2015 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Company has taken reasonable steps to make the information contained in the registration statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Easterly Acquisition Corp.

By:	/s/ Avshalom Kalichstein
Name: Avshalom Kalichstein
Title: Chief Executive Officer

cc:	Securities and Exchange Commission
Kevin Kuhar
Brian Cascio
Heather Percival

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel

cc:	Weil, Gotshal, & Manges LLP
Jennifer A. Bensch